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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Catalyst Paper Corporation
(Name of Issuer)
Common Shares
(Title of Class of Securities)
14888T104
(CUSIP Number)
Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	14888T104

1	NAMES OF REPORTING PERSONS: Third Avenue Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		40,766,005 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,503,313 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,503,313 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Explanatory Note
     This Amendment No. 1 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”) (the “Statement”) relating to the common shares of (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended in its entirety to be replaced by the following:
     “TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes. TAM currently exercises control or direction over 19.8% of the Common Shares. The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.
     On August 11, 2006, CTOE LLC, a limited liability company formed under the laws of the State of Delaware (the “Offeror”), filed a circular announcing a public general tender offer (the “Offer”) to all shareholders of the Company, for up to 39,000,000 Common Shares (representing 18.2% of the outstanding Common Shares), at a price of CDN$3.30 per Common Share. The Offeror was formed at the request of TAM solely for the purpose of making the Offer and has not otherwise carried on, and will not otherwise carry on, any material business or activity and has no assets. The Offer is being made for the benefit of certain investment advisory clients of TAM who will be the owners of the Common Shares acquired under the Offer.
     On August 11, 2006, TAM announced the mailing by the Offeror of documents relating to the Offer to the shareholders of the Company.
     Except as set forth above, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”
Item 7. Material to be Filed as an Exhibit
Item 7 of the Statement hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Description
1	Press Release of Third Avenue Management LLC, dated August 11, 2006.

2	Offer to Purchase and Circular, dated August 10, 2006, together with Letter of Transmittal and Notice of Guaranteed Delivery.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 15, 2006
THIRD AVENUE MANAGEMENT LLC

/s/ Vincent J. Dugan
Name:	Vincent J. Dugan
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
1	Press Release of Third Avenue Management LLC, dated August 11, 2006.

2	Offer to Purchase and Circular, dated August 10, 2006, together with Letter of Transmittal and Notice of Guaranteed Delivery.

5